# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Third Point Private Capital Partners, CIK 0002025369
CUSIP: 000000000
Title of class of securities: Class I Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 55 Hudson Yards, 51st Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 04/07/2026
Filed by CIK 0001040273
Persons authorized to receive notices and communications: Jana Tsilman, Third Point LLC, 55 Hudson Yards, New York, New York (NY), 10001, 212-715-3880

## Reporting persons
- Third Point LLC (CIK 0001040273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,601,000; sole dispositive power 0; shared dispositive power 1,601,000; aggregate amount beneficially owned 1,601,000 (76.6% of the class)
  Comment: Calculations of the percentage of Class I Common Shares beneficially owned assumes 2,089,463 shares of Class I Common Shares outstanding as disclosed by the Issuer.
- Daniel S. Loeb (CIK 0001300345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,601,000; sole dispositive power 0; shared dispositive power 1,601,000; aggregate amount beneficially owned 1,601,000 (76.6% of the class)
  Comment: Calculations of the percentage of Class I Common Shares beneficially owned assumes 2,089,463 shares of Class I Common Shares outstanding as disclosed by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares, par value $0.001 per share
Name of issuer: Third Point Private Capital Partners
Address of issuer's principal executive offices: 55 Hudson Yards, 51st Floor, New York, New York (NY), 10001
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class I Common Shares, par value $0.001 per share ("Common Shares") of Third Point Private Capital Partners, a Delaware statutory trust (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the "Management Company") and Daniel S. Loeb ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 55 Hudson Yards, 51st Floor, New York, New York 10001.
Present principal occupation or employment: The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts, including Delticus Opportunities Fund LLC ("Delticus"), and to control the investing and trading in securities of such funds, including with respect to the Common Shares directly held by Delticus. The Management Company also serves as the investment manager of Third Point Private Capital LLC, the investment advisor to the Issuer (the "Advisor"), including with respect to the Common Shares directly held by the Advisor. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 6 are hereby incorporated by reference into this Item 3.

As further described in Item 6 below, on August 6, 2024, the Advisor purchased $1,500 of Common Shares at a price of $15 per Common Share as initial capital of the Issuer (the "Initial Shares") using investment capital of the Advisor. On February 27, 2025, the Issuer issued an additional 1,000 Common Shares to the Advisor at a purchase price of $25 per Common Share (the "Additional Shares"). The aggregate purchase price of $25,000 for the Additional Shares was funded through the redemption of the Initial Shares from the Advisor and the payment of an additional $23,500 in proceeds to the Issuer on behalf of the Advisor. On December 12, 2025, the Issuer effected a rescission and immediate reissuance to the Advisor of the Initial Shares, which did not result in any change in the Issuer's economic ownership. As a result, the Advisor currently holds 1,000 Common Shares of the Issuer.

As further described in Item 6 below, on April 7, 2026, Delticus entered into that certain Subscription Agreement, dated as of April 7, 2026, with the Issuer (the "Subscription Agreement"), a copy of which was previously filed by the Issuer as Exhibit 10.7 to the Issuer's Registration Statement on Form 10, as filed with the SEC on April 21, 2025, pursuant to which, on such date, Delticus purchased and acquired from the Issuer, using its own investment capital, 1,600,000 newly issued Common Shares in exchange for the payment to the Issuer of an aggregate amount of $40,000,000, as further described in the current report on Form 8-K of the Issuer, as filed with the SEC on April 13, 2026, and which has been fully funded as of the date hereof. The foregoing description of the Subscription Agreement does not purport to be a complete description and is qualified in its entirety by the full text of the Subscription Agreement, the form of which is attached hereto and incorporated herein by reference as Exhibit 99.3.

Delticus and the Advisor are each advised by the Management Company. Mr. Loeb is the controlling owner of Delticus.

## Item 4. Purpose of Transaction
Purpose of transaction:
Delticus acquired the securities reported herein for investment purposes, subject to the following:

The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Common Shares reported herein were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of trustees of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available.

The Advisor, a Delaware limited liability company and an affiliate of the Management Company, acts as the Issuer's investment adviser. The Advisor is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. The Advisor is responsible for the day-to-day management of the Issuer operating under the direction of the Board. The Advisor is ultimately managed by Mr. Loeb, who is the founder of the Management Company, as well as its Chief Executive Officer. In such capacities, Mr. Loeb may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Calculation of the percentage of Common Shares beneficially owned is based on 2,089,463 Common Shares outstanding as of the date hereof, as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Delticus and the Advisor directly hold 1,600,000 and 1,000 Common Shares, respectively. Mr. Loeb is the controlling owner of both Delticus and the Advisor. The Management Company serves as investment adviser to Delticus. Each of the Management Company and Mr. Loeb may be deemed to beneficially own the Common Shares directly held by Delticus and the Advisor by virtue of the Management Company's role as investment adviser to each of Delticus and the Advisor and Mr. Loeb's control of the Management Company and ownership of each of Delticus and the Advisor.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Shares except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons shares voting and dispositive power over the Common Shares held directly by Delticus and the Advisor.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than Delticus and the Advisor, each of which directly hold the Common Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Initial Investment

On August 6, 2024, pursuant to a seed capital investment, the Advisor purchased Initial Shares of the Issuer. On February 27, 2025, the Issuer issued the Additional Shares to the Advisor. The purchase of the Additional Shares was funded through the redemption of the Initial Shares from the Advisor and the payment of an additional $23,500 in proceeds to the Issuer on behalf of the Advisor. On December 12, 2025, the Issuer effected a rescission and immediate reissuance to the Advisor of the Initial Shares, which did not result in any change in the Issuer's economic ownership.

Subscription Agreement

On April 7, 2026, Delticus entered into a Subscription Agreement with the Issuer. Pursuant to the Subscription Agreement, Delticus committed to purchase Common Shares of the Issuer for an aggregate purchase price of $40,000,000, which has been fully funded as of the date hereof.
The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and Delticus, and customary indemnification provisions in favor of the Issuer. The assignability and transferability of the Common Shares are governed by the Issuer's Declaration of Trust, Bylaws and Subscription Agreement.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a form of which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, on April 14, 2026, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 99.1.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated April 14, 2026, by and among Third Point LLC and Daniel S. Loeb
99.2 Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.
99.3 Form of Subscription Agreement of the Issuer (incorporated by reference to Exhibit 10.7 to the Issuer's Form 10, filed on April 21, 2025.

## Signatures
- Third Point LLC: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (04/14/2026)
- Daniel S. Loeb: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (04/14/2026)